Exhibit 99.3

This is a translation into English of the deed of amendment to the articles of association of a public limited liability company under Dutch law. In the event of a conflict between the English and Dutch texts, the Dutch text shall prevail.

DEED OF AMENDMENT TO THE ARTICLES OF ASSOCIATION OF
AERCAP HOLDINGS N.V.

On this, the [ ] day of [ ] two thousand and nineteen, appeared before me, Paul Cornelis Simon van der Bijl, civil law notary at Amsterdam:
[ ].

The person appearing before me declared that the general meeting of shareholders of AerCap Holdings N.V., a public limited liability company (naamloze vennootschap) incorporated in the Netherlands, having its corporate seat in Amsterdam, the Netherlands (address: 65 St. Stephen’s Green, AerCap House, Dublin 2, Ireland, trade register number 34251954) (the “Company”), held at Amsterdam, the Netherlands, on the twenty-fourth day of April two thousand and nineteen has resolved to partially amend the Company’s articles of association (the “Articles of Association”).

The Articles of Association were most recently amended by a deed executed on the twelfth day of May two thousand and sixteen before Wijnand Hendrik Bossenbroek, civil law notary at Amsterdam.

Further to this resolution the person appearing stated that the Articles of Association are amended as follows:

I.	Article 14.2 will be:

“14.2
If a right of usufruct is created on shares, the shareholder shall be exclusively entitled to the voting rights attached to the shares concerned and voting rights may only be conferred on the holder of the right of usufruct in accordance with applicable law.”

II.	Article 14.3 will be:

“14.3	The holder of the right of usufruct without voting rights shall not be entitled to any of the rights which the law grants a holder of depository receipts issued with the cooperation of the Company.”

III.	Article 15.7 will be:

“15.7
The general policy with regard to the remuneration of the Board of Directors shall be determined by the general meeting of shareholders, upon a proposal of the nomination and compensation committee of the Board of Directors. The remuneration policy shall, at a minimum, address the items set out in Articles 2:383c up to and including 2:383e of the Dutch Civil Code, to the extent that these relate to the Board of Directors.”

IV.	Article 19.4 will be:

“19.4
If the Board of Directors fails to comply with a request referred to in the preceding paragraph in such manner that the general meeting of shareholders can be held within six weeks after the request, the persons who have made the request may be authorized by the summary proceedings judge of the district court in Amsterdam to convene the meeting themselves.”

V.	Article 21.1 will be:

“21.1
The notice convening a general meeting of shareholders shall be published with due observance of the relevant statutory convening period. The notice shall always contain (i) the agenda for the meeting, notwithstanding the statutory provisions regarding reduction of issued share capital and amendment of articles of association, (ii) the location and time of the general meeting of shareholders and (iii) the procedure for participating in the meeting through a proxy holder.”

VI.	Article 21.2 will be:

“21.2
The agenda shall contain such subjects to be considered at the meeting as the person(s) convening the meeting shall decide, and furthermore such other subjects, as one or more shareholders and others entitled to attend the meetings, at least representing the thresholds set by law from time to time, have so requested the Board of Directors in writing by reasoned request or as a proposal for a resolution to include in the agenda, at least sixty days before the date of the meeting. No valid resolutions can be adopted at a general meeting of shareholders in respect of subjects which are not mentioned in the agenda.”

VII.	Article 23.3 will be:

“23.3
Paragraph 1 will be applicable to those who (i) are a shareholder or another person entitled to attend a meeting as per a certain date, determined by the Board of Directors, such date hereinafter referred to as: the “record date”, and (ii) who are as such registered in a register (or one or more parts thereof) designated thereto by the Board of Directors, hereinafter referred to as: the “register”, regardless who will be shareholder at the time of the general meeting of shareholders. Shareholders and others entitled to attend the meeting who wish to attend a general meeting of shareholders, or who wish to be represented at the meeting by a proxy holder, must give notice to the Company prior to the general meeting of shareholders in accordance with the procedures described in the convening notice for the relevant meeting.”

VIII.	Article 23.7 will be:

“23.7
The general meeting of shareholders may adopt rules regarding the length of time for which shareholders may speak. In so far as such rules are not applicable, the chairman may determine the time for which shareholders may speak if he considers this desirable with a view to the orderly proceeding of the meeting.”

IX.	Article 25.2 will be:

“25.2
Each year, within the relevant period prescribed by applicable law, the Board of Directors shall draw up the annual accounts, consisting of a balance sheet and a profit and loss account in respect of the preceding financial year, together with the explanatory notes thereto. The Board of Directors shall furthermore prepare a report on the course of business of the Company in the preceding year.”

X.	Article 25.5 will be:

“25.5
Copies of the annual accounts accompanied by the certificate of the expert referred to in the preceding paragraph, the report of the Board of Directors, and the information to be added to each of such documents pursuant to the law, shall be made freely available at the office of the Company for the shareholders and the other persons entitled to attend meetings of shareholders as from the date of the notice convening the general meeting of shareholders at which meeting they shall be discussed, until the close thereof.”

XI.	Article 27.5 will be:

“27.5
Notice of distributions and of the dates and places referred to in the preceding paragraphs of this article shall be made in accordance with applicable law and further in such manner as the Board of Directors may deem desirable.”

FINAL PROVISION

Finally, the person appearing declared that [he/she] has been appointed by the abovementioned general meeting of shareholders to lay down and confirm the amendment of the Articles of Association by notarial deed.

CONCLUSION

The person appearing is known to me, civil law notary.

This Deed was executed in Amsterdam on the date mentioned in its heading.

After I, civil law notary, had conveyed and explained the contents of the Deed in substance to the person appearing, [he]/[she] declared that [he]/[she] had taken note of the contents of the Deed, was in agreement with the contents and did not wish them to be read out in full. Following a partial reading, the Deed was signed by the person appearing and by me, civil law notary.